                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


______________________________________________________

In the Matter of
                                           CERTIFICATE
AMEREN CORPORATION
                                               OF
File No. 70-9133
                                          NOTIFICATION
(Public Utility Holding Company
Act of 1935)
______________________________________________________



     This Certificate of Notification is filed by Ameren Corporation, a Missouri corporation, pursuant to Rule 24. Such filing is made pursuant to Ameren's Form U-1 Application-Declaration, as amended (the "Application-Declaration"), and the order of the Securities and Exchange Commission (the "Commission") dated March 13, 1998.


1)   Ameren common stock - New Issue None.


2) Ameren common stock - dividend reinvestment plan and employee benefit plans: Ameren purchased 485,490 shares under its dividend reinvestment plan and 256,039 shares under its employee benefit plans.


3)   Guaranteed issued
     No performance guarantees.
     The following financial guarantees were issued during the 1st quarter of 2000.

Name of Parent  Name of Subsidiary     Amount         Terms          Purpose
--------------  ------------------     ------         -----          --------

Ameren Corp.      Ameren Energy     $1,000,000  through 12/31/00  Credit Support


         The following financial guarantees were voided.

Name of Parent    Name of Subsidiary      Amount           Purpose
--------------    ------------------      ------           -------

Ameren Corp.       Ameren Energy        $ 5,000,000     Credit Support
Ameren Corp.       Ameren Energy        $ 5,000,000     Credit Support
Ameren Corp.       Ameren Energy        $ 5,000,000     Credit Support
Ameren Corp.       Ameren Energy        $ 1,000,000     Credit Support
Ameren Corp.       Ameren Energy        $ 2,000,000     Credit Support
Ameren Corp.       Ameren Energy        $ 5,000,000     Credit Support
Ameren Corp.       Ameren Energy        $ 2,000,000     Credit Support
Ameren Corp.       Ameren Energy        $ 1,000,000     Credit Support
Ameren Corp.       Ameren Energy        $ 2,000,000     Credit Support
___________________________________________________________________________

4)   Short-term debt issued by Ameren during the first quarter of 2000.

     Chase Manhattan Bank:

     o A series of overnight loans during February, ranging from zero to $1.4 million, at interest rates ranging from 5.95% to 6.0125%.
     o A $50 million loan that began on October 26, 1999 and matured on Februaury 28, 2000, at a rate of 6.35%.
     o An $18 million loan that began on December 22, 1999 and matured on February 22, 2000, at a rate of 6.3875%.
     o Commercial paper issued through Chase Securities and/or Banc of America Securities during the quarter, ranging from $60 million to $196.7 million, at monthly average interest rates ranging from 5.9% to 6.4%.

     Maximum indebtedness at any one time: $196.7 million on March 31, 2000.


5)   Financings consummated by any Utility Subsidiary not exempt under Rule 52

     Union Electric Company:
     o Commercial paper issued through Bank One Capital Markets, Goldman Sachs and/or A. G. Edwards & Sons, ranging from a low of $24.5 million to $152.2 million, at interest rates averaging 6.10%.


6) Financings consummated by any Nonutility Subsidiary, not exempt under Rule 52
     None


7)   Forms U-6B-2 filed with the Commission.
     Quarterly report filed


8)   Balance Sheets
     The consolidated and stand alone balance sheets of Ameren Corporation, Central Illinois Public Service Company and Union Electric Company are attached as Exhibit A.


9)   Registration Statements
     None


                                    SIGNATURE

     The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

                                              AMEREN CORPORATION


                                              BY  /S/ Steven R. Sullivan
                                                 ------------------------
                                                      Steven R. Sullivan
                                                Vice President, General Counsel
                                                         and Secretary

May 18, 2000

                                                                      Exhibit A
                                                                     Page 1 of 3

                               AMEREN CORPORATION
                           CONSOLIDATED BALANCE SHEET
                                    UNAUDITED
                                    ---------
                      (Thousands of Dollars, Except Shares)


                                                                     March 31,   December 31,
ASSETS                                                                 2000         1999
------                                                             -----------   -----------
Property and plant, at original cost:
   Electric                                                        $12,154,399   $12,053,411
   Gas                                                                 497,871       491,708
   Other                                                                91,089        92,696
                                                                   -----------   -----------
                                                                    12,743,359    12,637,815
   Less accumulated depreciation and amortization                    5,967,122     5,891,340
                                                                   -----------   -----------
                                                                     6,776,237     6,746,475
Construction work in progress:
   Nuclear fuel in process                                              95,294        88,830
   Other                                                               423,361       329,880
                                                                   -----------   -----------
         Total property and plant, net                               7,294,892     7,165,185
                                                                   -----------   -----------
Investments and other assets:
   Investments                                                          94,565        66,476
   Nuclear decommissioning trust fund                                  193,438       186,760
   Other                                                                81,997        80,737
                                                                   -----------   -----------
         Total investments and other assets                            370,000       333,973
                                                                   -----------   -----------
Current assets:
   Cash and cash equivalents                                            39,691       194,882
   Environmental bond redemption fund                                  237,600          --
   Accounts receivable - trade (less allowance for doubtful
         accounts of $7,782 and $7,136 respectively)                   215,433       216,344
   Unbilled revenue                                                    103,132       154,097
   Other accounts and notes receivable                                  10,220        20,668
   Materials and supplies, at average cost -
      Fossil fuel                                                      106,713       123,143
      Other                                                            117,287       130,081
   Other                                                                34,463        39,791
                                                                   -----------   -----------
         Total current assets                                          864,539       879,006
                                                                   -----------   -----------
Regulatory assets:
   Deferred income taxes                                               622,244       622,520
   Other                                                               163,614       176,931
                                                                   -----------   -----------
         Total regulatory assets                                       785,858       799,451
                                                                   -----------   -----------
Total Assets                                                       $ 9,315,289   $ 9,177,615
                                                                   ===========   ===========

CAPITAL AND LIABILITIES
Capitalization:
   Common stock, $.01 par value, 400,000,000 shares authorized -
     137,215,462 shares outstanding                                $     1,372   $     1,372
   Other paid-in capital, principally premium on
     common stock                                                    1,582,501     1,582,501
   Retained earnings                                                 1,480,056     1,505,827
                                                                   -----------   -----------
         Total common stockholders' equity                           3,063,929     3,089,700
   Preferred stock not subject to mandatory redemption                 235,197       235,197
   Long-term debt                                                    2,342,821     2,448,448
                                                                   -----------   -----------
         Total capitalization                                        5,641,947     5,773,345
                                                                   -----------   -----------
Minority interest in consolidated subsidiaries                           3,988         4,010
Current liabilities:
   Current maturity of long-term debt                                  300,735       128,867
   Short-term debt                                                     232,141        80,165
   Accounts and wages payable                                          179,890       341,274
   Accumulated deferred income taxes                                    70,654        70,719
   Taxes accrued                                                       232,541       155,396
   Other                                                               329,492       300,747
                                                                   -----------   -----------
         Total current liabilities                                   1,345,453     1,077,168
                                                                   -----------   -----------
Accumulated deferred income taxes                                    1,482,761     1,493,634
Accumulated deferred investment tax credits                            170,513       170,834
Regulatory liability                                                   190,227       188,404
Other deferred credits and liabilities                                 480,400       470,220
                                                                   -----------   -----------
Total Capital and Liabilities                                      $ 9,315,289   $ 9,177,615
                                                                   ===========   ===========

                                                                      Exhibit A
                                                                     Page 2 of 3



                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                                  BALANCE SHEET
                                    UNAUDITED
                                    ---------
                      (Thousands of Dollars, Except Shares)


                                                                 March 31,  December 31,
ASSETS                                                             2000         1999
------                                                          ----------   ----------
Property and plant, at original cost:
   Electric                                                     $2,460,012   $2,422,002
   Gas                                                             270,029      267,909
                                                                ----------   ----------
                                                                 2,730,041    2,689,911
   Less accumulated depreciation and amortization                1,271,760    1,260,582
                                                                ----------   ----------
                                                                 1,458,281    1,429,329
Construction work in progress                                       12,184       43,435
                                                                ----------   ----------
         Total property and plant, net                           1,470,465    1,472,764
                                                                ----------   ----------

Other assets                                                        17,831       17,722

Current assets:
   Cash and cash equivalents                                        13,176       12,536
   Environmental bond redemption fund                               51,100         --
   Accounts receivable - trade (less allowance for doubtful
         accounts of $2,184 and $1,828, respectively)               64,214       48,703
   Unbilled revenue                                                 55,279       75,884
   Other accounts and notes receivable                              20,363       20,875
   Materials and supplies, at average cost -
      Fossil fuel                                                   39,084       47,291
      Other                                                         29,319       33,931
   Other                                                             9,787       10,387
                                                                ----------   ----------
         Total current assets                                      282,322      249,607
                                                                ----------   ----------
Regulatory assets:
   Deferred income taxes                                            21,520       21,520
   Other                                                             8,264       20,141
                                                                ----------   ----------
         Total regulatory assets                                    29,784       41,661
                                                                ----------   ----------
Total Assets                                                    $1,800,402   $1,781,754
                                                                ==========   ==========

CAPITAL AND LIABILITIES
Capitalization:
   Common stock, no par value, 45,000,000 shares authorized -
     25,452,373 shares outstanding                              $  120,033   $  120,033
   Retained earnings                                               421,594      414,345
                                                                ----------   ----------
         Total common stockholder's equity                         541,627      534,378
   Preferred stock not subject to mandatory redemption              80,000       80,000
   Long-term debt                                                  488,086      493,625
                                                                ----------   ----------
        Total capitalization                                     1,109,713    1,108,003
                                                                ----------   ----------
Current liabilities:
   Current maturity of long-term debt                               87,000       35,000
   Intercompany notes payable                                      111,720      132,900
   Accounts and wages payable                                       61,143       82,800
   Accumulated deferred income taxes                                22,621       22,621
   Taxes accrued                                                    51,003       32,145
   Other                                                            41,279       39,619
                                                                ----------   ----------
         Total current liabilities                                 374,766      345,085
                                                                ----------   ----------
Accumulated deferred income taxes                                  210,078      216,661
Accumulated deferred investment tax credits                         33,368       32,169
Regulatory liability                                                36,981       34,004
Other deferred credits and liabilities                              35,496       45,832
                                                                ----------   ----------
Total Capital and Liabilities                                   $1,800,402   $1,781,754
                                                                ==========   ==========

                                                                      Exhibit A
                                                                     Page 3 of 3



                             UNION ELECTRIC COMPANY
                                  BALANCE SHEET
                                    UNAUDITED
                                    ---------
                      (Thousands of Dollars, Except Shares)


                                                                  March 31,   December 31,
ASSETS                                                              2000         1999
------                                                           ----------   -----------
Property and plant, at original cost:
   Electric                                                      $9,271,152   $9,210,122
   Gas                                                              227,832      223,789
   Other                                                             37,156       37,156
                                                                 ----------   ----------
                                                                  9,536,140    9,471,067
   Less accumulated depreciation and amortization                 4,380,588    4,320,910
                                                                 ----------   ----------
                                                                  5,155,552    5,150,157
Construction work in progress:
   Nuclear fuel in process                                           95,294       88,830
   Other                                                            114,257       92,833
                                                                 ----------   ----------
         Total property and plant, net                            5,365,103    5,331,820
                                                                 ----------   ----------
Investments and other assets:
   Nuclear decommissioning trust fund                               193,438      186,760
   Other                                                             61,264       59,748
                                                                 ----------   ----------
         Total investments and other assets                         254,702      246,508
                                                                 ----------   ----------
Current assets:
   Cash and cash equivalents                                          6,415      117,308
   Environmental bond redemption fund                               186,500         --
   Accounts receivable - trade (less allowance for doubtful
         accounts of $5,598 and $5,308, respectively)               135,220      151,399
   Unbilled revenue                                                  47,853       78,213
   Other accounts and notes receivable                               21,645       19,803
   Intercompany notes receivable                                    142,460      165,700
   Materials and supplies, at average cost -
      Fossil fuel                                                    57,872       65,292
      Other                                                          79,572       90,921
   Other                                                             17,638       19,205
                                                                 ----------   ----------
         Total current assets                                       695,175      707,841
                                                                 ----------   ----------
Regulatory assets:
   Deferred income taxes                                            600,604      600,604
   Other                                                            155,350      156,789
                                                                 ----------   ----------
         Total regulatory assets                                    755,954      757,393
                                                                 ----------   ----------
Total Assets                                                     $7,070,934   $7,043,562
                                                                 ==========   ==========

CAPITAL AND LIABILITIES
Capitalization:
   Common stock, $5 par value, 150,000,000 shares authorized -
     102,123,834 shares outstanding                              $  510,619   $  510,619
   Other paid-in capital, principally premium on
     common stock                                                   701,896      701,896
   Retained earnings                                              1,189,123    1,221,167
                                                                 ----------   ----------
         Total common stockholder's equity                        2,401,638    2,433,682
   Preferred stock not subject to mandatory redemption              155,197      155,197
   Long-term debt                                                 1,782,513    1,882,601
                                                                 ----------   ----------
         Total capitalization                                     4,339,348    4,471,480
                                                                 ----------   ----------
Current liabilities:
   Current maturity of long-term debt                               199,291       11,423
   Accounts and wages payable                                       130,416      234,845
   Accumulated deferred income taxes                                 48,139       48,139
   Taxes accrued                                                    171,731      119,699
   Other                                                            220,130      208,373
                                                                 ----------   ----------
         Total current liabilities                                  769,707      622,479
                                                                 ----------   ----------
Accumulated deferred income taxes                                 1,246,741    1,248,721
Accumulated deferred investment tax credits                         137,145      138,665
Regulatory liability                                                153,246      154,399
Other deferred credits and liabilities                              424,747      407,818
                                                                 ----------   ----------
Total Capital and Liabilities                                    $7,070,934   $7,043,562
                                                                 ==========   ==========